UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41066

CUSIP Number: N81409109

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable

PART I – REGISTRANT INFORMATION

SONO GROUP N.V.

Full Name of Registrant

N/A

Former Name if Applicable

Waldmeisterstraße 93

Address of Principal Executive Office (Street and Number)

80935 Munich, Germany
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sono Group N.V. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) by the prescribed due date for the reasons described below.

The Company requires additional time to prepare and review its financial statements for the year ended December 31, 2023, and have such financial statements audited. Factors which have affected the timing of the preparation and review of the financial statements include (i) the Company’s recent withdrawal of its application for preliminary self-administration proceedings and the termination of the self-administration proceedings of the Company’s wholly-owned subsidiary, Sono Motors GmbH (the “Subsidiary”), as described in the Company’s Form 6-Ks furnished to the Securities and Exchange Commission (“SEC”) on January 31, 2024 and February 29, 2024, respectively, (ii) the recent change in the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ended December 31, 2023, as disclosed in the Company’s Form 6-K furnished to the SEC on February 28, 2024 and the Company’s Form 6-K/A furnished to the SEC on March 1, 2024.

As a result of the foregoing, the Company is unable, without unreasonable effort or expense, to file the Annual Report by the prescribed due date of April 30, 2024. The Company anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	George O’Leary	561	955-0727
	(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has made a preliminary determination of its results of operations, which are unaudited and subject to change prior to filing the Annual Report.

The Company’s loss for the year ended December 31, 2023, is expected to decrease to approximately €61.3 million compared to €134.4 million for the year ended December 31, 2022. This development is expected to be primarily due to a decrease in the cost of development expenses from €158.5 million in 2022 to €16.5 million in 2023, attributed mostly to the termination of the Sion passenger car program in February 2023, as well as other measures implemented during the period when the Company and the Subsidiary were in preliminary self-administration proceedings and self-administration proceedings, respectively.

Forward-Looking Statements

This notice includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects,” “intends,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to the Company’s anticipated financial results as a result of the Company’s independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of the Company and its auditors to confirm information or data identified in the review, the Company’s ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

    Sono Group N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2024	By:	/s/ George O’Leary
	Name:	George O’Leary
	Title:	Managing Director